Exhibit (d)(8)

September 15, 2014

MEMORANDUM

This Memorandum will confirm the agreement of Alan Levan (“A. Levan”) and Jarett Levan (“J. Levan”) relating to the transfer and voting of their shares of the capital stock of BFC Financial Corporation (“BFC”). Schedule A indicates the shares of BFC’s Class A and Class B Common Stock currently beneficially owned or otherwise controlled by A. Levan and J. Levan.

This Memorandum documents our agreement as follows:

1.

Until A. Levan’s death, J. Levan agrees to vote all of the Class B Common Stock directly or indirectly beneficially owned by him or which otherwise are subject to his control in the same manner that A. Levan votes the shares of Class B Common Stock he holds or controls. Further, for as long as A. Levan and J. Levan each individually desire to serve as directors of BFC, all shares of Class B Common Stock beneficially owned or controlled by A. Levan and J. Levan will be voted in favor of A. Levan’s and J. Levan’s election to BFC’s Board of Directors. Upon A. Levan’s request, J. Levan will grant A. Levan a proxy to vote all of the shares of Class B Common Stock that are from time to time, directly or indirectly, beneficially owned or otherwise controlled by him.

2.

The restrictions on voting and the proxy that J. Levan is granting to A. Levan in this Memorandum will apply to all of J. Levan’s shares of Class B Common Stock whether now or hereafter beneficially owned or controlled by him.

3.

Notwithstanding anything to the contrary, J. Levan may not transfer the ownership or control of the shares of Class B Common Stock owned or controlled by him, or otherwise transfer the right to vote such shares, except (i) to family members of J. Levan or to a trust for the benefit of such family members in connection with estate planning or (ii) to J. Levan’s estate or its beneficiaries; provided, however, in each case the transferee shall upon any such transfer be deemed to be bound hereby and treated for all purposes as J. Levan hereunder.

3.1

Further, until the death of A. Levan, J. Levan will not sell, transfer or convert into shares of Class A Common Stock the shares of Class B Common Stock directly or indirectly beneficially owned or controlled by him without the prior written approval of A. Levan if the affect of such sale or conversion would reduce his ownership of Class B Common Stock below 600,000 shares of Class B Common Stock.

4.

Upon request, the parties will deliver their shares of Class B Common Stock to BFC so that an appropriate legend regarding this Memorandum may be placed on them, and J. Levan agrees that any certificate representing shares of Class B Common Stock that he may from time to time acquire will also bear an appropriate legend regarding this Memorandum. The enforceability of this Memorandum and the proxy granted hereby will not be affected by the fact that the certificates have not been delivered as provided for herein or that the certificates may not bear any legend with respect to the provisions of this Memorandum.

5.

This Memorandum does not restrict in any way the transfer of any shares of Class A Common Stock that J. Levan may now or hereafter own or control, including shares acquired upon a permitted conversion of Class B Common Stock and nothing herein restricts in any way the transfer of any shares of BFC Class A Common Stock or BFC Class B Common Stock owned or controlled by A. Levan.

A. Levan and J. Levan each agree that they would each suffer irreparable harm if the provisions of this Memorandum were not enforced in accordance with their terms. Accordingly, they each agree that, in addition to any other remedy to which they be entitled, they will be entitled to injunctive relief to prevent or enjoin a breach of the provisions of this agreement and to specifically enforce its terms. If any provision of this Memorandum is held to be invalid or unenforceable, it will not in any way affect or render invalid or unenforceable any other provision of this agreement.

Accepted and agreed as of September 15, 2014.

/s/ Jarett Levan
Jarett Levan

/s/ Alan B. Levan
Alan B. Levan

AGREEMENT

THIS AGREEMENT (this “Agreement”) is entered into as of this 31st day of October, 2018 (the “Effective Date”), by and among Alan B. Levan, a natural person (“ABL”). Florida Partners Corporation, a Florida corporation (“Florida Partners”). Levan BFC Stock Partners LP, a Delaware limited partnership (“BFC Stock Partners”). Levan Partners, LLC, a Florida limited liability company (“Levan Partners” and collectively with ABL, Florida Partners and BFC Stock Partners, the “Grantors”), and Jarett S. Levan, a natural person (“JSL”).

RECITALS

WHEREAS, ABL is the Chairman and Chief Executive Officer of BBX Capital Corporation, a Florida Corporation (“BBX Capital”), formerly known as BFC Financial Corporation;

WHEREAS, ABL may be deemed to control Florida Partners, Levan Partners and Levan BFC Stock Partners;

WHEREAS, ABL is the father of JSL;

WHEREAS, certain of the Grantors and JSL are parties to that certain Stock Option Agreement, dated as of November 2, 2013 (the “Stock Option Agreement”), and all other parties to the Stock Option Agreement have been dissolved;

WHEREAS, the parties desire to terminate the Stock Option Agreement; and

WHEREAS, by Memorandum dated September 15, 2014 (the “Memorandum”) entered into by ABL and JSL, JSL, among other things, granted ABL a proxy to vote all of the shares of BBX Capital’s Class B Common Stock, $0.01 par value per share (“BBX Capital Class B Common Stock”) directly or indirectly beneficially owned or otherwise controlled by him by way of a proxy or otherwise, and ABL and JSL wish to amend the Memorandum as set forth herein for the voting of shares of BBX Capital Class B Common Stock and other Class B Shares (as hereinafter defined) beneficially owned or controlled by them and for the disposition of the Class B Shares in certain events.

NOW, THEREFORE, in consideration of and subject to the mutual agreements, terms and conditions herein contained, the parties hereby agree as follows:

1. Termination of Stock Option Agreement. The Stock Option Agreement is hereby terminated and is of no further force or effect.

2. Amendment and Effectiveness of Memorandum. Section 3.1 of the Memorandum is hereby amended to increase the minimum number of BBX Capital Class B Common Stock shares required to be owned by JSL to 1,000,000 shares. ABL and JSL agree that the Memorandum shall be and hereby is amended only as expressly set forth herein and, subject to such amendments, shall remain in full force and effect. In the event of a conflict between the provisions of the Memorandum and the provisions of this Agreement, the provisions of this Agreement shall control with respect to such conflict.

3. Death or Disability of ABL. By the execution of this Agreement, effective upon the death or Disability (as hereinafter defined) of ABL, each Grantor hereby appoints and constitutes JSL as the proxy of such Grantor to vote or direct the voting of any shares of BBX Capital Class B Common Stock including ABL’s RSAs of Class B Common Stock entitled to vote or any shares issued based on the ownership or in exchange for such BBX Capital Class B Common Stock (the “Class B Shares”) held by such Grantor. For the avoidance of doubt, the proxy granted pursuant to this Section 3 shall not be deemed to confer any rights or powers on or to JSL with respect to the Class B Shares held by the Grantors other than the power to vote or direct the voting of such shares following ABL’s death or Disability; it being expressly understood that nothing herein shall limit or restrict in any way the conversion and sale of such shares at any time. The Grantors may at any time in their sole discretion convert the shares of BBX Capital Class B Common Stock into shares of BBX Capital’s Class A Common Stock and sell such shares. Grantors shall not sell Class B Shares without first converting the shares to BBX Class A Common Stock. Notwithstanding anything herein to the contrary, the parties agree and acknowledge that JSL may serve as executor of ABL’s estate and as Trustee of Trusts established as part of ABL’s estate planning and take such actions as necessary to meet his responsibilities in such capacities.

4. Covenants. Upon the death of ABL, if Bluegreen Vacations Corporation or its successors (“Bluegreen”) is owned directly or indirectly in whole or in part by BBX Capital, JSL as a shareholder of BBX Capital and as holder of any proxy granted to him herein, shall use his best efforts to cause BBX Capital to sell all or substantially all of BBX Capital’s interest in Bluegreen and to cause the proceeds of such transaction to be distributed to the shareholders of BBX Capital, all in a tax efficient manner to the extent reasonably possible.

5. Disability. For purposes of this Agreement, a “Disability” will be deemed to exist if ABL (i) does not have the capacity to make decisions as the holder of Class B Common Stock based on a medically determinable physical or mental impairment, or (ii) is finally determined by a court of competent jurisdiction to be unable to manage his own personal and financial affairs due to a physical or mental condition.

6. ABL Authority. Each of Levan Partners, Florida Partners and BFC Stock Partners hereby grants to ABL the power and authority to act on its behalf with respect to all matters related to this Agreement and the transactions contemplated hereby, including, without limitation, the authority to terminate this Agreement on behalf of all of the Grantors and the authority to agree to and execute amendments, addendums and other modifications to this Agreement on behalf of all of the Grantors.

7. Termination. This Agreement may be terminated by ABL, on behalf of himself and any or all of the other Grantors in accordance with the authority granted to him pursuant to this Agreement by delivering written notice of such termination to JSL, at which time this Agreement shall immediately be deemed terminated without any further action by any party hereto. JSL agrees that until ABL’s death, this Agreement may be terminated, in whole or in part, by ABL, but any such termination shall not reinstate previously terminated agreements or previous amendments to existing agreements except as specifically provided in such termination.

8. Parties in Interest. All covenants and agreements contained in this Agreement by or on behalf of each party shall bind and inure to the benefit of the respective heirs, personal representatives, legal representatives, successors and permitted assigns of such party whether so expressed or not; provided, however, that other than transfers by operation of law, no party may assign, in whole or in part, this Agreement or any right or obligation hereunder, without the prior written consent of ABL.

9. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to ABL or any other Grantor:	Alan B. Levan 401 East Las Olas Boulevard, Suite 800 Fort Lauderdale, Florida 33301

If to the Grantee:	Jarett S. Levan 401 East Las Olas Boulevard, Suite 800 Fort Lauderdale, Florida 33301

10. Severability. If any term or provision of this Agreement is finally deemed by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the matters contemplated hereby is not affected in any manner materially adverse to any party.

11. Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting any term or provision of this Agreement.

12. Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

13. Independent Representation. The Grantors, on the one hand, and JSL, on the other hand, each acknowledges and represents that they or he has been advised to seek, and has had the time and opportunity to seek, independent legal counsel in connection with the negotiation, preparation, review and execution of this Agreement.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to the conflict of law provisions thereof. The parties agree that this Agreement, including Section 3, shall be deemed a shareholders’ agreement in accordance with §607.0731 of the Florida Business Corporation Act.

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IN WITNESS WHEREOF, each of the parties has executed or caused this Agreement to be duly executed as of the date first above written.

ABL:	JSL:

/s/ Alan B. Levan	/s/ Jarett S. Levan
Alan B. Levan	Jarett S. Levan

Levan Partners, LLC
a Florida limited liability company

By:	/s/ Alan B. Levan
Name:	Alan B. Levan
Title:	President

Florida Partners Corporation,
a Florida corporation

By:	/s/ Alan B. Levan
Name:	Alan B. Levan
Title:	President

Levan BFC Stock Partners LP,
a Delaware limited partnership

By: Levan Management LLC,
a Delaware limited liability company,
its General Partner

By:	/s/ Alan B. Levan
Name:	Alan B. Levan
Title:	President

November 2020

Mr. Jarett S. Levan

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, FL 33301

Dear Jarett:

Having consummated the spin-off of BBX Capital, Inc. and changed the name of BBX Capital Corporation to Bluegreen Vacations Holding Corporation, I wanted to formally document, for the avoidance of doubt, that the Agreement dated October 31, 2018 between you and me individually and on behalf of the Grantors as defined in the Agreement remains in full force and effect, and:

•	Is applicable to the Class B Common Stock of both BBX Capital, Inc. and Bluegreen Vacations Holding Corporation;

•

Section 2 of the Agreement related to your continued ownership of one million shares in both companies now relates to 200,000 shares as a result of the 5 for 1 reverse stock split which occurred earlier this year; and

•	Your obligation under Section 4 of the Agreement will apply to the sale of both Bluegreen and Bluegreen Vacations Holding Corporation.

Many thanks for your help in documenting our understanding.

Sincerely,

/s/ Alan B. Levan

Agreed and Acknowledged

/s/ Jarett S. Levan

Amendment

This Amendment is entered into as of the 5th day of June, 2023 by and among Alan B. Levan, a natural person (“ABL”), Jarett S. Levan, a natural person (“JSL”), Levan Partners, LLC, a Florida limited liability company (“Levan Partners”) and BFC Stock Partners, a Delaware limited partnership (“Stock Partners”);

WHEREAS, the parties were previously parties to that certain Agreement dated October 31, 2018 (the “2018 Agreement”);

WHEREAS, the 2018 Agreement related to the ownership and voting of shares of BBX Capital Corporation (“BBX Corporation”);

WHEREAS, in September 2020, BBX Corporation effected a spin-off of BBX Capital, Inc. (“BBX, Inc.”) which held, among other things, BBX Real Estate, BBX Sweet Holdings (including IT’Sugar) and Renin Holdings, LLC. BBX Corporation following the spin-off continued to hold Bluegreen Vacations Corporation and changed its name to Bluegreen Vacations Holding Corporation (“Bluegreen Holding”);

WHEREAS, in connection with the spin-off the parties agreed, among other things pursuant to a separate letter agreement dated November 2020 (the “Letter Agreement”), that references in the 2018 Agreement to the Class B Common Stock of BBX Corporation thereafter would be deemed references to the Class B Common Stock of BBX, Inc. and the Class B Common Stock of Bluegreen Holding;

WHEREAS, the 2018 Agreement provided that the Agreement could be terminated in whole or in part by ABL at any time prior to his death on behalf of all parties to the 2018 Agreement except JSL; and

WHEREAS, the parties hereto wish to amend the 2018 Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the sufficiency of which is hereby acknowledge, the parties agree as follows:

1.    Going forward, Section 7 of the 2018 Agreement relating to ABL’s unilateral right to terminate the 2018 Agreement on behalf of himself and the other parties to the Agreement except JSL shall no longer apply to any termination relating to BBX Inc. in which case termination shall be effective only if termination was mutually agreed to by all parties, including JSL.

2.    The terms of the 2018 Agreement and the Letter Agreement otherwise shall remain in effect and for the avoidance of doubt, the unilateral termination right of ABL under Section 7 relating to Bluegreen Holding shall continue in effect as written.

IN WITNESS WHEREOF, each of the parties has executed or caused the Agreement to be executed as of the date first written above.

Alan B. Levan		Jarett S. Levan

By:	/s/ Alan B. Levan	By:	/s/ Jarett S. Levan
	Alan B. Levan		Jarett S. Levan

Levan Partners, LLC

By:	/s/ Alan B. Levan
Alan B. Levan
BFC Stock Partners, LP

By: Levan Management, LLC
Its General Partner

		By:	/s/ Alan B. Levan
Alan Levan, President